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             U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

[ ] Form 10-K   [ ] Form 20-F    [ ] Form 11-K    [X] Form 10-Q
[ ] Form N-SAR

For Period Ended: March 31, 1996
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not applicable

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PART I--REGISTRANT INFORMATION
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     Full name of Registrant:  BENTLEY INTERNATIONAL, INC.
     Former Name if Applicable:  Not applicable.

     1353 North Warson Road
     Address of Principal Executive Office (Street and Number)

     St. Louis, Missouri 63132
     City, State and Zip Code

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PART II--RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The registrant hereby represents that:

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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     (b) The subject annual report on Form 10-K, or portion
thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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State below in reasonable detail the reasons why Form 10-K or portion thereof could not be filed within the prescribed time period.

     In July 1995, Megacards, Inc., which has subsequently changed its name to Bentley International, Inc. (the "Company") acquired all of the outstanding capital stock (the "Business Combination") of Windsor Art, Inc. ("Windsor") and Janco Designs, Inc. ("Janco").
The Business Combination was accounted for as a reverse acquisition. As a result, the Company is required to prepare the financial statements to be included in the Company's Form 10-QSB for the three months ended June 30, 1996 (the "Form 10-QSB") as though Windsor and Janco (whose combined financials will be reported on a pooling-of-interest basis) acquired Megacards, Inc. Despite the Company's diligent efforts, completion of the Form
10-QSB has been delayed due to unanticipated difficulties associated with compiling the necessary financial and other information with respect to the results of operations of Windsor and Janco for the periods required to be reported in the Form 10-QSB.

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PART IV--OTHER INFORMATION
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     (1) Name and telephone number of person to contact in regard to this notification

Lloyd R. Abrams                       (314)          993-3686
    (Name)                         (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                               [X] Yes     [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                               [X] Yes     [ ] No

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     If so:  attach an explanation of the anticipated change,
both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Inasmuch as the Business Combination was accounted for as a reverse acquisition, the historical financial statements included in the Form 10-QSB will reflect the financial position and results of operations for Windsor and Janco for all periods prior
to the Business Combination.   The Company anticipates that it
will report a net loss of $1,175,235 for the six months ended
June 30, 1996 compared to a net loss of $56,306 for the corresponding period of 1995. The loss for the first six months of 1996 is attributable in part to the inclusion of the results of operations of Megacards, Inc. with those of Windsor and Janco. Additionally, Janco experienced increases in costs of sales for the six months ended June 30, 1996 compared to the corresponding period of 1995.




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                   BENTLEY INTERNATIONAL, INC.
          (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  August 15, 1996    By  /s/ Lloyd R. Abrams
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                              Lloyd R. Abrams, President and
                              Chief Executive Officer



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